Exhibit 99.6

B2GOLD CORP.	Please return completed form to: Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

☐	Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail.	☐	Annual Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

Alternatively, you may choose to access the report(s) online at www.sedar.com.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

¡ B T G Q	5 1 E T N N	+

                             51ETNN01                                                                                                  BTGQ.BEN_IA.E.18019.OUTSOURCED/000001/000001/i